THARIMMUNE, INC.

34 Shrewsbury Ave., Suite 1C

Red Bank, NJ

January 14, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tharimmune, Inc. Registration Statement on Form S-3 (File No. 333-292648)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tharimmune, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-292648) filed with the U.S. Securities and Exchange Commission on January 9, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective on January 16, 2026, at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please contact Ms. Yuta N. Delarck: of Reed Smith LLP at 212.549.0223 with any questions and please notify her by telephone when this request for acceleration has been granted.

Very truly yours,

Tharimmune, Inc

By:	/s/ Mark Wendland
Mark Wendland Chief Executive Officer

cc:

Yuta N. Delarck, Reed Smith LLP